FCCC, Inc.

200 Connecticut Avenue, 5th Floor
Norwalk, Connecticut 06854
(203) 855-7700
(203) 838-8500 ext. 20
  (fax)  (203) 854-1652

January 26, 2012

VIA EDGAR

Mr. Daniel L. Gordon
Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:          FCCC, Inc.
Form 10-K for the Fiscal Year Ended March 31, 2011 and subsequent 10-Qs
Filed June 13, 2011
File No. 1-08589

Dear Mr. Gordon:

By letters dated January 12, 2012 and January 25, 2012, you provided comments on the Annual Report of FCCC, Inc. (the “Company”) on Form 10-K for the fiscal year ended March 31, 2011 (the “Annual Report”) and on the Company’s two quarterly reports on Form 10-Q for the quarters ended June 30 and September 30, 2011 (each, a “Quarterly Report”).

We responded on January 19, 2012 with responses to staff’s comments which will be incorporated in the Annual Report and two Quarterly Reports. We respond now to clarify our proposed amendments in response to your January 25, 2012 letter.

We acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Our responses to staff’s comments are as follows:

Item 8A. Controls and Procedures, page 17

In response to staff’s comment and for clarification purposes of our compliance with Items 307 and 308 of Regulation S-K, our proposed amendment to Item 8A will read in full as follows:

Report of Management on Internal Controls Over Financial Reporting

The Company’s management is responsible for establishing and maintaining adequate internal controls over financial reporting, as defined in Rule 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934.  Our internal controls over financial reporting is a process designed by, or under the supervision of, the Company’s Chief Executive Officer, who is also the Company’s Chief Financial Officer, to provide reasonable assurance to the Company’s Board of Directors regarding the reliability of financial reporting and the preparation and fair presentation of published financial statements in accordance with accounting principles generally accepted in the United States of America (“GAAP”).  Internal controls over financial reporting including those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the Company’s transactions and dispositions of the Company’s assets; (2) provide reasonable assurances that the Company’s transactions are recorded as necessary to permit preparation of the Company’s financial statements in accordance with GAAP, and that receipts and expenditures are being made only in accordance with authorizations of the Company’s management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the Company’s financial statements.

The Company’s Chief Executive Officer, who is also the Chief Financial Officer, after evaluating the effectiveness of the Company’s “disclosure controls and procedures” (as defined in Sections 13a-15(3) and 15d-15(e) of the Securities Exchange Act of 1934) as of the end of the period reported in this annual report (the “Evaluation Date”), concluded that the Company’s disclosure controls and procedures were effective and designed to ensure that material information relating to the Company is accumulated and would be made known to them as appropriate to allow timely decisions regarding required disclosures.

This annual report does not include an attestation report of the Company’s independent registered public accounting firm regarding internal controls over financial reporting pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management’s report in this annual report.

During the Company’s fourth fiscal quarter and during the fiscal year ended March 31, 2011, there were no changes in the Company’s internal controls over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Exhibit 31.1

In response to staff’s comment, we have revised our Exhibit 31.1, omitting the beginning of Section 4 therein and substituting it with the following:

The registrant’s certifying officer is responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant have:

Explanatory Note

In addition to the amendments proposed above, in connection with the filing of the amended Annual Report and the Quarterly Reports, we will include an explanatory note for each filing, with relevant references for each previously filed report. The proposed explanatory note for the amended Annual Report is as follows:

This Amendment No. 1 on Form 10-K/A (this “Amendment”) amends the Registrant’s Annual Report on Form 10-K for the fiscal year ended March 31, 2011, which the Registrant previously filed with the Securities and Exchange Commission (the “SEC”) on June 13, 2011 (the “Original Filing”). The Registrant is filing this Amendment to substitute the below shown item in the second paragraph of Item 8A Controls and Procedures in response to comments received from SEC staff by a letter dated January 12, 2012. In addition, as required by Rule 12b-15 under the Securities Exchange Act of 1934, new certifications by our principal executive officer and principal financial officer (same person) are filed as exhibits to this Amendment and apply to this Amendment and the Original Filing, as amended.  Except as set forth below, the Original Filing has not been amended, updated or otherwise modified.

We look forward to hearing from you at your earliest convenience so that we may complete and file the proposed amendments as soon as possible. Should you have any questions regarding any of the foregoing, or should you require anything further, please do not hesitate to contact the undersigned.

Very truly yours,

By:
Bernard Zimmerman,
President, Chief Executive Officer and Chief Financial Officer

Cc:	William Demarest
Staff Accountant
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
DemarestW@sec.gov

Cc (via email):	Duane L. Berlin, Esq.
Lev & Berlin, P.C.
200 Connecticut Avenue, 5th Floor
Norwalk, Connecticut 06854
(office phone) (203) 838-8500
(fax) (203) 854-1652
dberlin@levberlin.com